                                                 Filed pursuant to Rule 424(b)2
                                                 Registration No. 333-38931



THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND DECLARED EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 10, 1998

                                                     [SALOMON SMITH BARNEY LOGO]
PROSPECTUS  SUPPLEMENT                     A Member of TravelersGroup [Umbrella]
(To Prospectus Dated December 1, 1997)              SAFETY FIRST(SM) INVESTMENTS
                                     Safety of Principal, Opportunity for Growth

                                                UNITS
                       SALOMON SMITH BARNEY HOLDINGS INC.
                       WORLD INDEX ALLOCATION SERIES 1998

                    PRINCIPAL-PROTECTED EQUITY LINKED NOTES
                                 BASED UPON THE
                               LATIN 15(TM) INDEX
                               DUE         , 2005
                        ($10 PRINCIPAL AMOUNT PER UNIT)
                            ------------------------

GENERAL:

- Senior unsecured debt securities of Salomon Smith Barney Holdings Inc.

- Issuable and transferable only in minimum denominations of $10 or integral multiples thereof.

- No payments prior to maturity.

- Not redeemable prior to maturity.

- Application will be made to list the Notes on the Chicago Board Options Exchange under the symbol "LFS".
PAYMENT AT MATURITY:

- Principal Amount ($10 per Unit) + Supplemental Redemption Amount, if any.

- The Supplemental Redemption Amount will be based on the percentage increase, if any, in the Latin 15(TM) Index (calculated based on an average value of the Index during a period that is expected to be between 60 and 84 months prior to maturity), reduced on a daily basis by an annual adjustment factor that is expected to be between 1.25% and 1.75% per annum. The Calculation Period and the Adjustment Factor will be determined on the Pricing Date and disclosed to you in the final Prospectus Supplement. The annual application of the Adjustment Factor will result in a total reduction in the adjusted value of the Latin 15(TM) Index used to determine the Supplemental Redemption Amount at maturity of between 8.42% and 11.63%.

- The Supplemental Redemption Amount may be ZERO, but will not be less than zero.

  For information as to the Supplemental Redemption Amount and certain United States federal income tax consequences to holders of the Notes, you should refer to "Description of Notes -- Determination of the Supplemental Redemption Amount" and "Certain United States Federal Income Tax Considerations" in this Prospectus Supplement.

  "Latin 15(TM) Index" is a service mark of the Chicago Board Options Exchange ("CBOE") and has been licensed for use in connection with the Notes. The Notes are not sponsored, endorsed, sold or promoted by the CBOE. The CBOE does not make any representation regarding the advisability of investing in the Notes.

                 INVESTING IN THE NOTES INVOLVES CERTAIN RISKS.
        SEE "RISK FACTORS RELATING TO THE NOTES" BEGINNING ON PAGE S-7.
                            ------------------------

THESE NOTES HAVE NOT BEEN APPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAVE ANY OF THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS SUPPLEMENT, OR ANY PROSPECTUS, IS ACCURATE OR COMPLETE. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                    PRICE TO                  UNDERWRITING                PROCEEDS TO
                                                     PUBLIC                     DISCOUNT                 THE COMPANY(1)
---------------------------------------------------------------------------------------------------------------------------------
     Per Unit...........................             $10.00                        $                           $
---------------------------------------------------------------------------------------------------------------------------------
     Total..............................               $                           $                           $
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Before deducting expenses payable by the Company estimated at $    .
                            ------------------------

  The Notes are offered by the Underwriter named herein, subject to prior sale, when, as and if accepted by it and subject to certain conditions. It is expected that delivery of the Notes will be made at the offices of Salomon Smith Barney Inc., 388 Greenwich Street, New York, New York, or through the facilities of The
Depository Trust Company, on or about     , 1998.

                              SALOMON SMITH BARNEY
          , 1998

                           SUMMARY INFORMATION -- Q&A

     This summary includes questions and answers that highlight selected information from the accompanying Prospectus and this Prospectus Supplement to help you understand the Principal-Protected Equity Linked Notes (the "Notes")* based upon the Latin 15(TM) Index, as published by the CBOE. You should carefully read the entire Prospectus and Prospectus Supplement to fully understand the terms of the Notes, certain information regarding how the Latin 15(TM) Index (the "Latin 15(TM) Index" or the "Index") is calculated and maintained, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should, in particular, carefully review the section entitled "Risk Factors Relating To The Notes", which highlights certain risks, to determine whether an investment in the Notes is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this Prospectus Supplement and the accompanying Prospectus.

WHAT ARE THE NOTES?

     The Notes are a series of unsecured senior debt securities issued by Salomon Smith Barney Holdings Inc. (the "Company"). The Notes will rank equally with all other unsecured and unsubordinated debt of the Company. The Notes
mature on      , 2005 and do not provide for earlier redemption by you or the
Company. The Company will make no periodic payments of interest on the Notes. The Company will make no other payments on the Notes until maturity.

     Each "Unit" of Notes represents a principal amount of $10. You may transfer the Notes only in denominations of $10 and integral multiples thereof. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, the Company will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company (the "Depositary") or its nominee. Direct and indirect participants in the Depositary will record beneficial ownership of the Notes by individual investors. You should refer to the section "Description of the Notes -- Book-Entry System" in this Prospectus Supplement.

WHAT WILL I RECEIVE AT MATURITY OF THE NOTES?

     We have designed the Notes for investors who want to protect their investment by receiving at least the principal amount of their investment at maturity and who also want to participate in a possible increase in the Latin 15(TM) Index during a specified period. At maturity, you will receive a payment on each Note equal to the sum of two amounts: the principal amount ($10 per Unit) and the "Supplemental Redemption Amount", which is based on the percentage increase, if any, in the Latin 15(TM) Index, calculated based on an average of the values of the Index during a period that is expected to be between 60 and 84 months prior to maturity and reduced by an Adjustment Factor, as described below. You will not receive less than the principal amount.

  Principal Amount

     The principal amount per Unit is $10.

  Supplemental Redemption Amount

     The Supplemental Redemption Amount per Unit will equal:


         Adjusted Ending Value - Starting Value
  $10 X ---------------------------------------
                  Starting Value

but will not be less than zero.

---------------

* Please refer to the "Index of Terms" attached as Appendix A for a listing of defined terms (which are capitalized) and the pages on which they are defined in this Prospectus Supplement.

     "Adjusted Ending Value" means the average of the values of the Latin 15(TM)
Index at the close of the market on the      of each month in the      -month
Calculation Period prior to maturity of the Notes, commencing in      , as
reduced by the Adjustment Factor. If the      of any such month is not an Index
Business Day, the Index value for that month will equal the closing value of the
Index on the next Index Business Day, except that if      , 2005 is not an Index
Business Day, the Index value for      , 2005 will equal the closing value of
the Index on the immediately preceding Index Business Day. If there is a disruption in the trading of the American Depositary Receipts ("ADRs") or closed-end country funds comprising the Latin 15(TM) Index, their underlying securities or certain futures or options relating to the Latin 15(TM) Index or such ADRs, country funds or underlying securities during a scheduled calculation date in any such month, the Index value for that month for purposes of calculating the Adjusted Ending Value will equal the closing value of the Index on the next Index Business Day on which there is not a market disruption, except
that, in the case of such a disruption on      , 2005, the Index value for
     , 2005 will equal the closing value of the Index on the immediately preceding Index Business Day on which there is not a market disruption. You should refer to the section "Description of the Notes -- Market Disruption Events" in this Prospectus Supplement.

     "Adjustment Factor" equals      % per annum, and will be applied to reduce
the value of the Index during the term of the Notes. We will determine the Adjustment Factor on the date the Notes are priced for initial sale to the public (the "Pricing Date") and disclose it to you in the final Prospectus Supplement delivered to you in connection with sales of the Notes. The Adjustment Factor is expected to be between 1.25% and 1.75% per annum. As a result of its application, the adjusted value of the Index used to calculate the Supplemental Redemption Amount at the stated maturity of the Notes is expected to be 8.42% to 11.63% less than the actual average Index value as calculated on each of the calculation days during the Calculation Period. For a detailed discussion of how the Adjustment Factor will affect the value of the Index used to calculate your Supplemental Redemption Amount (i.e., the Adjusted Ending Value), see "Description of the Notes -- Determination of the Supplemental Redemption Amount" and "Risk Factors Relating to the Notes -- Comparison to Other Securities -- Effect of Adjustment Factor" in this Prospectus Supplement.

     "Calculation Period" means the period from and including the date that is expected to be 60 to 84 months prior to the maturity date to but excluding the maturity date. We will determine the Calculation Period on the Pricing Date and disclose it to you in the final Prospectus Supplement delivered to you in connection with sales of the Notes.

     "Starting Value" will equal the value of the Index at the market close on the Pricing Date. We will disclose the Starting Value to you in the final Prospectus Supplement delivered to you in connection with sales of the Notes.

     For more specific information about the Supplemental Redemption Amount, please see "Description of the Notes -- Determination of the Supplemental Redemption Amount" in this Prospectus Supplement.

     The Company will pay you a Supplemental Redemption Amount only if the Adjusted Ending Value is greater than the Starting Value. IF THE ADJUSTED ENDING VALUE IS LESS THAN, OR EQUAL TO, THE STARTING VALUE, THE SUPPLEMENTAL REDEMPTION AMOUNT WILL BE ZERO. The Company will pay you the principal amount of the Notes regardless of whether any Supplemental Redemption Amount is payable.

  Supplemental Redemption Amount -- Examples

     Here are two examples of hypothetical Supplemental Redemption Amount calculations:

     Example 1:  The average of the values of the Latin 15(TM) Index over the months prior to maturity, as adjusted, is less than the Starting
     Value:

       Hypothetical Starting Value: 80.84
       Hypothetical Adjusted Ending Value (calculated using the Adjustment Factor): 60.63

                                                       60.63 - 80.84
   Supplemental Redemption Amount (per Unit) =  $10 X  -------------  = $0
                                                           80.84
                                                    (Supplemental Redemption Amount
                                                       cannot be less than zero)

Total payment at maturity (per Unit) = $10 + $0 = $10

     Example 2:  The average of the values of the Latin 15(TM) Index over the months prior to maturity, as adjusted, is greater than the Starting
     Value:

       Hypothetical Starting Value: 80.84
       Hypothetical Adjusted Ending Value (calculated using the Adjustment Factor): 121.26

                                                     121.26 - 80.84
  Supplemental Redemption Amount (per Unit) = $10 X  --------------  = $5
                                                         80.84

     Total payment at maturity (per Unit) = $10 + $5 = $15

WHAT IS THE EFFECT OF CALCULATING THE ADJUSTED ENDING VALUE ON THE BASIS OF AN AVERAGE?

     The Calculation Period for the Notes will extend for a significant portion of the life of the Notes, and the Supplemental Redemption Amount will be calculated based on the average values of the Index over this period. As a result of the use of an average over the Calculation Period, rather than one closing Index value at maturity, to calculate the Adjusted Ending Value, the market value of the Notes and the Supplemental Redemption Amount will be less sensitive to fluctuations in the value of the Index as the time remaining to maturity lessens. This could result in a lower or higher payment than would be the case if one closing Index value at maturity were used to calculate the Adjusted Ending Value. In particular, if the Index generally increases over the Calculation Period, then the payment on the Notes will be lower, and could be materially lower, than would be the case if one closing Index value at maturity were used.

WHO PUBLISHES THE LATIN 15(TM) INDEX AND WHAT DOES IT MEASURE?

     The Latin 15(TM) Index is a stock index published, operated and distributed by the CBOE that is intended to measure the composite price performance of its constituent securities. The Latin 15(TM) Index is comprised of 12 ADRs and 3 closed-end country funds which trade on the New York Stock Exchange ("NYSE"). The ADRs, in turn, represent underlying shares of stock of companies from four Latin American countries, which at present are Argentina, Brazil, Chile and Mexico. Two of the country funds invest primarily in Brazilian equity securities and the third country fund invests primarily in Argentine equity securities. The securities underlying the ADRs and country funds comprising the Index (the "Underlying Securities") trade on various exchanges and in various markets in the above four countries. Appendix B contains a list of the ADRs and closed-end country funds that currently comprise the Index. You should refer to the sections "Risk Factors Relating to the Notes -- American Depositary Receipts" and "Latin 15(TM) Index" in this Prospectus Supplement for more information.

     Please note that an investment in the Notes does not entitle you to any ownership or other interest in the stocks of the companies or the closed-end country funds included in the Index.

HOW HAS THE LATIN 15(TM) INDEX PERFORMED HISTORICALLY?

     We have provided a table showing the closing value of the Latin 15(TM) Index on the last business day of each month from June 1995 through August 1998. You can find this table in the section "The Latin 15(TM) Index -- Historical Data on the Latin 15 Index" in this Prospectus Supplement. We have provided this historical information to help you evaluate the behavior of the Latin 15(TM) Index in various economic environments; however, past performance is not necessarily indicative of how the Index will perform in the future. You should refer to the section "Risk Factors Relating to the Notes -- Relationship of the Notes and the Latin 15(TM) Index".

WHAT ABOUT TAXES?

     If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes, even though you will not receive any payments from us until maturity. We have determined this estimated yield, in accordance with regulations issued by the Treasury Department, solely in order for you to figure out the amount of taxes that you will owe each year as a result of owning a Note. This estimate is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero. We have determined that
this estimated yield will equal      % per annum (compounded semiannually).

     Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you buy a Unit of Notes at original issue for $10 and hold the Unit until maturity, you will be required to pay taxes on the following amounts of
ordinary income from the Unit each year: $     in 1998, $     in 1999, $     in
2000, $     in 2001, $     in 2002, $     in 2003, $     in 2004, and $     in
2005. However, in 2005 the amount of ordinary income that you will be required
to pay taxes on from owning a Unit of Notes may be greater or less than $     ,
depending upon the amount you receive at maturity. Also, if the sum of the
principal amount and the Supplemental Redemption Amount is less than $     , you
may have an ordinary (rather than capital) loss which you could deduct against other income you may have in 2005. For further information, you should refer to "Certain United States Federal Income Tax Considerations" in this Prospectus Supplement. If you purchase the Notes at a time other than original issue or at price other than $10, the tax consequences to you may be different.

WILL THE NOTES BE LISTED ON A STOCK EXCHANGE?

     We will apply to list the Notes on the CBOE under the symbol "LFS". You should be aware that the listing of the Notes on the CBOE will not necessarily ensure that a liquid trading market will be available for the Notes. You should review the section "Risk Factors Relating to the Notes -- Possible Illiquidity of the Secondary Market" in this Prospectus Supplement.

WHAT IS THE ROLE OF OUR SUBSIDIARY, SALOMON SMITH BARNEY INC.?

     Our subsidiary, Salomon Smith Barney Inc. ("Salomon Smith Barney"), is the underwriter for the offering and sale of the Notes. After the initial offering, Salomon Smith Barney and/or other affiliates of the Company intend to buy and sell Notes to create a secondary market for holders of the Notes, and may engage in other activities described in "Underwriting". However, neither Salomon Smith Barney nor any of these affiliates will be obligated to engage in any market activities, or continue them once it has started.

     Salomon Smith Barney will also be our agent (the "Calculation Agent") for purposes of calculating the Starting Value, the Adjusted Ending Value and the Supplemental Redemption Amount and in determining whether a Market Disruption Event (as defined below) has occurred. In particular, the Calculation Agent will have discretion to determine that a Market Disruption Event has occurred based on events that take place in any one of the many U.S. and international securities exchanges on which Latin American stocks or related derivative securities trade. Potential conflicts of interest may exist between Salomon Smith Barney and you as a holder of the Notes. Please refer to "Risk Factors Relating to the Notes -- Affiliation of the Company and the Calculation Agent" in this Prospectus Supplement.

CAN YOU TELL ME MORE ABOUT THE COMPANY?

     Salomon Smith Barney Holdings Inc. is a holding company that provides investment banking, securities and commodities trading, brokerage, asset management and other financial services through its subsidiaries. The Company is a subsidiary of Travelers Group Inc. ("Travelers Group"), a diversified financial services holding company. On April 6, 1998, Travelers Group and Citicorp announced that they entered into a definitive agreement to combine in a merger of equals. The transaction, which is expected to be completed during the third quarter of 1998, is subject to various regulatory approvals, including approval by the Federal Reserve Board.

     For additional information about the Company, you should refer to the section "The Company" in the accompanying Prospectus. You should also read the other documents the Company has filed with the Securities and Exchange Commission (the "SEC"), which you can find by referring to the section "Where You Can Find More Information" in the Prospectus.

ARE THERE ANY RISKS ASSOCIATED WITH MY INVESTMENT?

     Yes, the Notes are subject to a number of risks. Please refer to the section "Risk Factors Relating to the Notes" in this Prospectus Supplement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed by the Company with the SEC pursuant to
Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (File No. 1-4346), are incorporated herein by reference: (i) the Annual Report on Form 10-K for the year ended December 31, 1997, (ii) the Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998 and
(iii) the Current Reports on Form 8-K filed on January 9, 1998, January 26, 1998, February 2, 1998, March 3, 1998, April 17, 1998, April 20, 1998, May 13,
1998, June 8, 1998, June 10, 1998, June 17, 1998, July 17, 1998, July 20, 1998,
July 22, 1998, July 30, 1998 and September 1, 1998. You should refer to "The Company -- Where You Can Find More Information" and "Incorporation of Certain Documents by Reference" in the Prospectus. These documents may also be accessed electronically by means of the SEC's home page on the world wide web on the internet at "http://www.sec.gov."

                       RISK FACTORS RELATING TO THE NOTES

     An investment in the Notes entails significant risks not associated with similar investments in a conventional debt security, including the following:

COMPARISON TO OTHER SECURITIES

     The Supplemental Redemption Amount May Be Zero. Unless the Adjusted Ending Value exceeds the closing value of the Latin 15(TM) Index on the date of this Prospectus Supplement (i.e., the Starting Value), the Supplemental Redemption Amount will be ZERO. This may be true even if the value of the Latin 15(TM) Index, as reduced by the Adjustment Factor, exceeds the Starting Value at some time during the life of the Notes but later falls below that threshold. If the Supplemental Redemption Amount is zero, we will pay you only the principal amount of your Notes at maturity.

     The Adjusted Ending Value Will Be Determined during the      Months Prior
to Maturity.  Because the Adjusted Ending Value will be based upon the closing
value of the Latin 15(TM) Index on the           of each month during the
     -month Calculation Period prior to maturity as adjusted by the Adjustment Factor, a significant increase in the Index subsequent to issuance may be substantially or entirely offset by subsequent decreases in the value of the Index during or prior to the Calculation Period, and a high Index value at the close of one or more months during the Calculation Period may be substantially offset by a low Index value at the close of one or more other months during the Calculation Period.

     In addition, the Calculation Period for the Notes will extend for a significant portion of the life of the Notes, and the Supplemental Redemption Amount will be calculated based on the average values of the Index over this period. The use of an average over the Calculation Period, rather than one closing Index value at maturity, to calculate the Adjusted Ending Value could result in a lower or higher payment at maturity than would otherwise be the result. In particular, if the Index generally increases over the Calculation Period, then the payment on the Notes will be lower, and could be materially lower, than would be the case if one closing Index value at maturity were used.

     No Periodic Interest. No periodic payments of interest will be made on the Notes or the principal amount thereof. However, the payment of a Supplemental Redemption Amount at maturity, if that amount exceeds zero, may be deemed to be interest.

     Yield May Be Lower than the Yield on a Standard Debt Security of Comparable Maturity. The amount we pay you at maturity may be less than the return you could earn on other investments. Because the Adjusted Ending Value of the Latin 15(TM) Index may be less than, equal to or only slightly greater than the Starting Value, the effective yield to maturity on the Notes (which is linked to the amount by which the Adjusted Ending Value exceeds the Starting Value) may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of the Company. In addition, any such return may not fully compensate you for any opportunity cost to you when you take into account inflation and other factors relating to the time value of money.

     Return Does Not Reflect Dividends. Your return on the Notes will not reflect the return you would realize if you actually owned the ADRs and shares of the country funds comprising the Index (or the Underlying Securities) and received the dividends paid on those ADRs and shares of country funds because of the reduction caused by the Adjustment Factor and because the CBOE calculates the Index by reference to the prices of the ADRs and shares of country funds comprising the Index without taking into consideration the value of dividends paid on those ADRs and shares of country funds.

     Effect of Adjustment Factor. Because the actual index values of the Latin 15(TM) Index during the Calculation Period will be reduced by the Adjustment Factor in order to determine the Adjusted Ending Value, your return on the Notes will be less than your return on a similar indexed instrument that was directly linked to the Latin 15(TM) Index, but was not subject to such adjustment.

AMERICAN DEPOSITARY RECEIPTS

     Twelve of the securities comprising the Index will be in the form of ADRs. An ADR is a negotiable receipt which is issued by a depositary, generally a bank, representing underlying shares of a foreign issuer (a "Foreign Issuer") that have been deposited and are held, on behalf of the holders of the ADRs, at a custodian bank in the Foreign Issuer's home country. While the market for underlying shares will generally be in the country in which the Foreign Issuer is organized and while trading in such market will generally be based on that country's currency, ADRs trade in U.S. dollars.

     Although ADRs are distinct securities from their underlying shares, the trading characteristics and valuations of ADRs will usually mirror the characteristics and valuations of the underlying shares represented by the ADRs. Active trading volume and efficient pricing in the principal market in the home country for the underlying shares will usually, but not necessarily, indicate similar characteristics in respect of the ADRs. Because of the size of an offering of underlying shares in ADR form outside the home country and/or other factors that have limited or increased the float of certain ADRs, the liquidity of such securities may be less than or greater than that with respect to the underlying shares. In addition, the terms and conditions of depositary facilities may result in less liquidity or lower market values for the ADRs than for their underlying shares. Since holders of ADRs may surrender the ADR in order to take delivery of and trade the underlying shares, a characteristic that allows investors in ADRs to take advantage of price differentials between different markets, a market for the underlying shares that is not liquid will generally result in an illiquid market for the ADR representing such underlying shares.

CURRENCY EXCHANGE RATES

     The prices of the ADRs and country funds are quoted in U.S. dollars. Thus the Index will always be expressed in U.S. dollars and any Supplemental Redemption Amount relating to the Notes will be paid in U.S. dollars. However, investors should be aware that a depreciation of the value of the currencies in the countries in which the Underlying Securities are primarily traded versus the U.S. dollar may adversely affect the value of the Index (and thus the trading value of the Notes).

RELATIONSHIP OF THE NOTES AND THE LATIN 15(TM) INDEX

     The historical Latin 15(TM) Index values should not be taken as an indication of the future performance of the Index during the term of the Notes. While the trading prices of the ADRs and country funds comprising the Index will determine the value of the Latin 15(TM) Index, it is impossible to predict whether the value of the Index will fall or rise. Trading prices of the ADRs and country funds comprising the Latin 15(TM) Index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the ADRs and country funds as well as the Underlying Securities are traded, and by various circumstances that can influence the values of stocks in a specific market segment or a particular underlying stock. You should refer to "-- Risk Factors Relating to Foreign Jurisdictions" below.

     The policies of the CBOE concerning additions, deletions and substitutions of the ADRs and country funds comprising the Latin 15(TM) Index and the manner in which the CBOE takes account of certain changes affecting such ADRs and country funds may affect the value of the Index. The policies of the CBOE with respect to the calculation of the Index could also affect the value of the Index. The CBOE may discontinue or suspend calculation or dissemination of the Latin 15(TM) Index or materially alter the methodology by which it calculates the Index. Any such actions could affect the value of the Notes. You should refer to "The Latin 15(TM) Index" below.

POSSIBLE ILLIQUIDITY OF SECONDARY MARKET

     We will apply to list the Notes on the CBOE. However, there can be no assurance as to whether there will be a secondary market in the Notes or if there were to be such a secondary market, whether such market would be liquid or illiquid. If the secondary market for the Notes is limited, there may be few buyers when you decide to sell your Notes if you do not wish to hold your investment until maturity. This may affect the price you receive. There is currently no secondary market for the Notes.

FACTORS AFFECTING TRADING VALUE OF THE NOTES

     We believe that the value of the Notes in the secondary market will be affected by the value of the Index and by a number of other factors. Some of these factors are interrelated in complex ways; as a result, the effect of any one factor may be offset or magnified by the effect of another factor. The price at which you will be able to sell the Notes prior to maturity may be at a discount, which could be substantial, from the principal amount thereof, if, at such time, the value of the Index is less than, equal to, or not sufficiently above the Starting Value. The following paragraphs describe what we expect to be the impact on the market value of the Notes of a change in a specific factor, assuming all other conditions remain constant.

     Index Value. We expect that the market value of the Notes will likely depend substantially on the amount, if any, by which the current Index value, as reduced by the Adjustment Factor, exceeds the Starting Value. If you choose to sell your Notes when the value of the Index exceeds the Starting Value, you may receive substantially less than the amount that would be payable at maturity based on that Index value because of expectations that the Index will continue to fluctuate until the Adjusted Ending Value is determined. If you choose to sell your Notes when the value of the Index is below the Starting Value, you can expect to receive less than the $10 principal amount per Unit of Notes. In general, rising Latin American dividend rates (i.e., dividends per share) may increase the value of the Index, while falling Latin American dividend rates may decrease the value of the Index. Political, economic and other developments that affect the Underlying Securities may also affect the value of the Index and the value of the Notes. The effect of the current Index value on the market value of
the Notes will likely decrease significantly over time during the      -month
Calculation Period because a portion of the Adjusted Ending Value will be
determined on each of the      Calculation Days during such period.

     United States Interest Rates. Because the Notes repay, at a minimum, the principal amount at maturity, we expect that the trading value of the Notes will be affected by changes in interest rates. In general, if U.S. interest rates increase, the trading value of the Notes may be adversely affected. If U.S. interest rates decrease, the trading value of the Notes may be favorably affected. Interest rates may also affect the U.S. economy and, in turn, the value of the Index, which (for the reasons discussed above) would affect the value of the Notes. Rising U.S. interest rates may lower the value of the Index and, thus, the Notes. Falling U.S. interest rates may increase the value of the Index and, thus, the Notes.

     Latin American Interest Rates. Interest rates in the Latin American countries represented in the Index may affect the economies of those countries and, in turn, the value of the Index, which (for the reasons discussed above) would affect the value of the Notes. In general, rising interest rates in such Latin American countries may lower the value of the Index and the Notes. Falling interest rates in such Latin American countries may increase the value of the Index and the Notes. In general, and assuming that all other relevant factors are held constant we expect that the effect of any change in Latin American interest rates on the trading value of the Notes will not be as great as the effect of an equivalent change in U.S. interest rates.

     Volatility of the Index. Volatility is the term used to describe the size and frequency of market fluctuations. Because the Index is based on a relatively small number of ADRs and closed-end country funds, the value of the Index may be subject to greater volatility. If the volatility of the Index increases, the trading value of the Notes may be favorably affected. If the volatility of the Index decreases, the trading value of the Notes may be adversely affected. The effect of the volatility of the Index on the market value of the Notes is likely to decrease over time during the Calculation Period because a portion of the
Adjusted Ending Value will be determined on the      of each month during such
     -month period.

     Time Remaining to Maturity. The Notes may trade at a value above that which would be expected based on the level of interest rates and the Index. Any such difference will reflect a "time premium" resulting from expectations
concerning the value of the Index during the      -month Calculation Period
prior to the maturity of the Notes. However, as the time remaining to the maturity of the Notes decreases, particularly
during the      -month Calculation Period, this time premium may decrease, adversely affecting the trading value of the Notes.

     Dividend Yields. If dividend yields increase on the Underlying Securities, we expect that the value of the Notes may be adversely affected, since the Index does not incorporate the value of such payments. Conversely, if dividend yields decrease on the Underlying Securities, the value of the Notes may be favorably affected.

     Company Credit Ratings, Financial Condition and Results. Actual or anticipated changes in the Company's credit ratings, financial condition or results may affect the market value of the Notes.

     Economic Conditions and Earnings Performance of Underlying Companies. General economic conditions and the earnings results of companies whose securities are represented in the Index and real or anticipated changes in such conditions or results may affect the value of the Index and the market value of the Notes.

     We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the trading value of the Notes attributable to another factor, such as an increase in the Index value.

     In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in most of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

RISK FACTORS RELATING TO FOREIGN JURISDICTIONS

     Investment in securities indexed to the value of Latin American equity securities involve a high degree of risk, including (but not limited to) risks generally applicable to Latin American companies, risks arising from the fluctuations in the prices of the Underlying Securities, risks relating to each Underlying Exchange (such as market disruption, suspensions and trading halts) and risks relating to the Index. Prices of securities, including the Underlying Securities, issued by Latin American companies are subject to political, economic, financial, exchange rate and social factors that apply in the relevant issuer's country as well as in other countries in which such issuer does business (or in which its principal trading partners do business).

     Certain of the exchanges on which the Underlying Securities trade may have adopted certain measures intended to limit short-term price fluctuations. These may include daily price floors and ceilings intended to prevent extreme fluctuations in individual stock prices. Investors should also be aware that certain of the exchanges in the Underlying Jurisdictions may suspend the trading of individual stocks in certain limited and extraordinary circumstances. As a result, variations in the Index may be limited by price limitations on, or suspensions of trading of, individual Underlying Securities, which may, in turn, adversely affect the value of the Notes or result in the occurrence of a Market Disruption Event.

     As compared to United States securities markets, Latin American securities markets may be affected by different factors and developments or in different ways based on comparable factors and developments. Prices of the Underlying Securities are subject to political, economic, financial, exchange rate and social factors that apply in each relevant issuer's country as well as in other constituent countries in which such issuer does business (or in which its principal trading partners do business). Stock and currency market volatility and market developments in one or more countries may cause volatility or a decline in other countries. In addition, Latin American stock markets are relatively small and illiquid compared to major world markets.

     Many Latin American markets, including the four countries in which the Underlying Exchanges are located, have been extremely volatile, and some have declined significantly in value during recent months. A decline in any one Latin American market may cause a similar decline in one or more other Latin American markets. The Latin American markets may also suffer adverse effects due to conditions in other emerging markets, including Asian markets such as Thailand and Indonesia. Additionally, the Latin American markets are subject to risk due to the continuing recession in Japan and recent events in Russia. Individual companies in each of the constituent countries underlying the Index, particularly those with significant indebtedness or costs denominated in U.S. dollars or other foreign currencies, may have financial difficulties and may be unable or unwilling to meet their financial obligations. There can be no assurances that the stocks traded on the Underlying Exchanges in general, or that the value of the Underlying Securities in particular, will not decline, thereby reducing the value of the Component Securities, the Index and the Notes purchased by investors.

     Set forth below is a discussion of certain economic, financial, exchange rate, political and social considerations relating to each underlying jurisdiction and the Underlying Exchanges in that underlying jurisdiction. Investors should be aware that prices for any particular Underlying Security may or may not move in tandem with the level of the relevant Underlying Exchange. The approximate percentage of the Index as set forth beside the name of each underlying jurisdiction is as of September 9, 1998.

BRAZIL (33%)

     There are a number of risks common to all companies which engage in business in Brazil. These include historically high inflation, political and constitutional uncertainty and possible government intervention in business transactions, including through currency and credit policies that restrict economic activity.

     Brazilian stocks have experienced a significant decline since July 1, 1997 (approximately 63% as of September 10, 1998, as measured by the BOVESPA Index) and there can be no assurances that Brazilian stocks will not decline further or continue to be volatile. Brazil's currency, the real, has experienced a significant decline in value relative to the U.S. dollar since July 1, 1997 (approximately 9% as of September 10, 1998), and no prediction can be made as to the future value or volatility of the Brazilian real against the U.S. dollar. The combination of a decline in the Brazilian real and the Brazilian securities markets has created an unstable economic situation at the date hereof.

     The Brazilian political environment was marked by high levels of uncertainty after the country returned to civilian rule in 1985, ending 20 years of military government. Elections will be held in October 1998 in which the President, Vice-President, state Governors and the members of the Chamber of Deputies, as well as one-third of the members of the Senate, will be elected. The outcome of these elections could have a strong impact on whether the economic reforms of the present are continued. There can be no assurance that President Cardoso will be reelected and, more generally, that the political consensus in favor of the economic reform program pursued by the present administration can or will be sustained following the elections.

     The Brazilian Government implemented several measures intended to curtail the outflow of foreign investment when Central Bank reserves were reduced from U.S.$61.2 billion in September 1997 to U.S.$52.9 billion by the end of October 1997. On October 30, 1997, the Central Bank raised the benchmark interest rate from 20.7% to 43.4%, in order to retain investment funds in the country. On November 10, 1997, the Brazilian Government presented a series of fiscal measures aimed at reducing the budget deficit and bolstering economic conditions. Measures included certain tax increases, eliminations of budget expenses and reductions in available fiscal incentives. These fiscal measures have been substantially implemented. Constitutional reforms affecting civil servants and social security have also been accelerated and may result in lower Government deficits. However, there can be no assurance that such measures will be successful in protecting the Brazilian Government's present currency exchange rate policy and price stability program.

     Additionally, the decrease in economic activity caused by the increase in interest rates and the fiscal measures may have substantial negative effects on companies doing business in Brazil. Projected GDP growth for Brazil for 1998 has been reduced from approximately 4% to approximately 1%. It is also expected that these events and measures may have the effect of reducing the purchasing power of Brazilian consumers in general.

     Brazil's trade deficit for 1997 increased to U.S.$8.37 billion compared to U.S.$5.54 billion for 1996. A continuing increase in the trade deficit would substantially reduce Brazil's foreign currency reserves and could negatively affect Brazil's economic development as a whole.

MEXICO (30%)

     The Mexican economy had certain weaknesses that made it unable to withstand the severe internal and external political and economic shocks that occurred in 1994, resulting in the destabilization of the Mexican economy, a sharp and rapid devaluation of the Mexican peso, a significant loss of international reserves, a crisis of confidence on the part of foreign portfolio investors and an economic and financial crisis facing the government.

     Though the Mexican economy has recently shown signs of recovery, it still faces significant hurdles. In the short-term, inflation and interest rates higher than those experienced in the 1990-1994 period are expected. In addition, in the medium-term, significant new investment in infrastructure, industrial and agricultural modernization, training and environmental protection will be required for continued growth and development. The Mexican economy is likely to continue to be subject to the effects of adverse domestic and external factors such as declines in foreign direct and portfolio investment and high interest rates, which may lead to volatility in the foreign exchange and financial markets and which may adversely affect the Underlying Securities of Mexican companies.

     Mexican stocks have experienced a significant decline since July 1, 1997 (approximately 37% as of September 10, 1998, as measured by the I.P.C. All-Share Index) and there can be no assurances that Mexican stocks will not decline further or continue to be volatile. The Mexican peso has experienced a significant decline in value relative to the U.S. dollar since July 1, 1997 (approximately 26% as of September 10, 1998), and no prediction can be made as to the future value or volatility of the Mexican peso against the U.S. dollar. The combination of a decline in the Mexican peso and the Mexican securities markets has created an unstable economic situation at the date hereof.

     Mexico's current account deficit for 1997 increased to U.S.$7.45 billion compared to U.S.$2.33 billion for 1996. A continuing increase in the current account deficit could reduce Mexico's foreign currency reserves and could negatively affect Mexico's economic development as a whole.

ARGENTINA (17.5%)

     For several decades, Argentina experienced periods of high inflation, slow or negative growth, declining investment rates, significant devaluations of the Argentine currency and impositions of exchange controls. In March 1991, the Argentine Government introduced a tax reform and expenditure reduction program aimed at reducing inflation and restructuring the economy (the "Convertibility Plan") and adopted a currency conversion law (the "Convertibility Law") requiring the Argentine Central Bank to (i) sell U.S. dollars at a rate of one Argentine peso per U.S. dollar and (ii) back the monetary base with international reserves consisting of gold, cash, foreign exchange deposits abroad, foreign securities, and certain public bonds denominated in foreign currency (such bonds not to exceed one-third of such reserve). During the first half of 1995, Argentina experienced a banking and credit crisis which has been attributed to (i) the devaluation of the Mexican peso in December 1994, which undermined the confidence of local and foreign investors in the Convertibility Plan and (ii) uncertainty regarding the presidential elections in May 1995 in which President Carlos Saul Menem was ultimately reelected. These factors led to large capital outflows, a substantial decline in both the international reserves and monetary liabilities of the Central Bank between the end of December 1994 and the end of March 1995, a significant tightening of bank liquidity, a surge in interest rates and a sharp fall in asset prices. During 1995, industrial production decreased sharply, real GDP experienced a 4.6% decline and unemployment peaked at 18.4% nationally in May.

     In response to this crisis, the Argentine Government: sought further funding from the International Monetary Fund ("IMF"), agreeing to observe balanced budget policies; required the Central Bank to convert U.S. dollars into Argentine pesos at par and vice versa; relaxed bank reserve requirements; created a private deposit insurance program and implemented other measures designed to improve the liquidity of the banking system; and announced fiscal and other measures to counter tax evasion, increase revenues and reduce unemployment. On February 4, 1998, the IMF approved a three-year extended facility for Argentina in the amount of U.S.$2.8 billion. Among other targets, the accord between the IMF and Argentina requires that Argentina not exceed a public deficit (the overall balance excluding revenues from privatizations) of U.S.$3.5 billion for 1998. In addition, the Argentine Government has committed itself to limiting the trade deficit of Argentina to no more than U.S.$5.0 billion in 1998. If in any month in 1998 the cumulative 12-month merchandise trade deficit exceeds U.S.$5.0 billion, the Government, in consultation with the IMF, will take appropriate corrective fiscal and/or credit policy measures. During January 1998, Argentina recorded a trade deficit of U.S.$0.9 billion, raising the cumulative 12-month merchandise trade deficit to approximately U.S.$5.4 billion. As a result, the Government must consult with the IMF in order to decide what corrective measures should be taken. In addition to the 1998 budget deficit target, the IMF requires certain reforms of Argentina's labor and tax laws and the completion of certain scheduled privatizations.

     Argentine stocks have experienced a significant decline since July 1, 1997 (approximately 63% as of September 10, 1998, as measured by the Merval Index) and there can be no assurances that Argentine stocks will not decline further or continue to be volatile.

     The Argentine Central Bank's future capacity to back the Argentine peso depends upon various factors, including completion of structural reforms, the Argentine Government's ability to achieve and maintain a fiscal surplus over the years, continuation of low levels of inflation, sustained economic growth and the success of the privatization process. Furthermore, there can be no assurance that the Convertibility Law will not be amended or rescinded or that Argentine monetary authorities will not change their current policy of supporting the exchange rate of the Argentine peso against the U.S. dollar, particularly if other countries within the region (principally Brazil) allow their currencies to depreciate vis-a-vis the Argentine peso. Fluctuations in the exchange rate between the Argentine peso and the U.S. dollar could adversely affect the value of the Argentine Component Securities.

CHILE (18%)

     Chilean stocks have experienced a significant decline since July 1, 1997 (approximately 53% as of September 10, 1998, as measured by the Santiago IPSA Index) and there can be no assurances that Chilean stocks will not decline further or continue to be volatile. The Chilean peso has experienced a significant decline in value relative to the U.S. dollar since July 1, 1997 (approximately 12% as of September 10, 1998), and no prediction can be made as to the future value or volatility of the Chilean peso against the U.S. dollar. The combination of a decline in the Chilean peso and the Chilean securities markets has created an unstable economic situation at the date hereof.

     The Chilean peso has been subject to large nominal devaluations in the past and may be subject to significant fluctuations in the future. The Chilean government's economic policies affecting foreign exchange and future fluctuations in the value of the Chilean peso against the U.S. dollar could adversely affect the Chilean Component Securities, which could have an adverse impact on the performance of the Index. Although the Chilean government's policy has shifted in the last 20 years from a high level of management of the economy to a more market-oriented approach, it historically has exercised and continues to exercise substantial influence over many aspects of the private sector. Accordingly, Chilean government actions in the future could have a significant effect on economic conditions, which could affect market conditions and prices and yields of Chilean securities, including the Chilean Underlying Securities.

AFFILIATION OF THE COMPANY AND CALCULATION AGENT

     Because the Calculation Agent is an affiliate of the Company, potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Adjusted Ending Value and the Supplemental Redemption Amount or whether a Market Disruption Event has occurred. In particular, the Calculation Agent will have the discretion to determine that a Market Disruption Event has occurred based on events that the take place on any one of the many U.S. and international securities exchanges on which Latin American stocks and related derivative securities trade. You should refer to "Description of the Notes -- Market Disruption Events",
"-- Discontinuance of the Latin 15(TM) Index" and "-- Alteration of Method of Calculation" below. Salomon Smith Barney, as a registered broker-dealer, is required to maintain policies and procedures regarding the handling and use of confidential proprietary information, and such policies and procedures will be in effect throughout the term of the Notes to restrict the use of information relating to the calculation of the Index values that the Calculation Agent may be required to make prior to their dissemination. Salomon Smith Barney is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment. Salomon Smith Barney may also engage in certain activities in connection with hedging the Company's obligation under the Notes. You should refer to "Use of Proceeds and Hedging" in the accompanying Prospectus.

PURCHASES AND SALES BY AFFILIATES OF THE COMPANY

     The Company, Salomon Smith Barney and other affiliates of the Company may from time to time buy or sell the ADRs or country funds comprising the Index or the Underlying Securities, or derivative instruments related to the Index, the ADRs, the country funds or the Underlying Securities, for their own accounts in connection with their normal business practices or in connection with hedging the Company's obligations under the Notes. These transactions could affect the price of such stocks or the value of the Index.

POTENTIAL FEDERAL INCOME TAX CONSEQUENCES

     Because the Notes will be treated as contingent payment debt obligations of the Company, and because by accepting a Note holders thereof agree to this treatment of the Notes, U.S. holders of a Note will be required to include original issue discount for U.S. federal income tax purposes ("Tax OID") in their gross income on a constant yield basis over the term of such Note. Such Tax OID will be includible in a U.S. holder's gross income for U.S. federal income tax purposes (as ordinary income) over the life of the Note, even though no payments are to be made on the Note except at maturity. The amount of Tax OID is calculated based (in part) on an assumed amount payable at maturity. This assumed amount is neither a prediction nor guarantee of the actual amount payable at maturity. Furthermore, if the amount actually paid at maturity is, in fact, less than the assumed amount payable at maturity, a U.S. holder will have recognized taxable income in periods prior to maturity that exceed such holder's economic income from the holding of the Note during such periods (with an offsetting ordinary loss at the maturity of the Note). A U.S. holder will also be required to treat any gain recognized upon a sale of a Note as ordinary income (rather than capital gain). You should refer to "Certain United States Federal Income Tax Considerations" in this Prospectus Supplement.

OTHER CONSIDERATIONS

     If a bankruptcy proceeding is commenced in respect of the Company, the claim of a holder of Notes may, under Section 502(b)(2) of Title 11 of the United States Code, be limited to the principal amount of such Notes plus a Supplemental Redemption Amount, if any, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.
                            ------------------------

     We suggest that prospective investors who consider purchasing the Notes reach an investment decision only after carefully considering the suitability of the Notes in light of their particular circumstances.

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the Notes offered hereby (referred to in the accompanying Prospectus as the "Offered Securities") supplements the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made. The following summary of the Notes is qualified in its entirety by reference to the Senior Debt Indenture referred to in the Prospectus.

GENERAL

     The Principal-Protected Equity Linked Notes based upon the Latin 15(TM) Index (the "Notes") are a series of Debt Securities issued under the Senior Debt Indenture described in the accompanying Prospectus. The aggregate principal
amount of Notes issued will be limited to $          (     Units). The Notes
will mature on      , 2005, will constitute part of the senior debt of the
Company and will rank pari passu with all other unsecured and unsubordinated debt of the Company. The Notes will be issued only in fully registered form and in denominations of $10 (one Unit) and integral multiples thereof.

     The "Trustee" under the Senior Debt Indenture will be The Bank of New York under an indenture dated as of October 27, 1993, as amended from time to time. A copy of the Senior Debt Indenture under which The Bank of New York serves as Trustee has been filed with the SEC as an exhibit to the Registration Statement of which the accompanying Prospectus forms a part and is hereby incorporated by reference as part of the Registration Statement. Section numbers in the Bank of New York Indenture take the form "1.01", "2.01" and so forth, rather than "101", "201" and so forth. Section references in the accompanying Prospectus should be read accordingly.

     Reference is made to the accompanying Prospectus for a detailed summary of additional provisions of the Notes and of the Senior Debt Indenture under which the Notes will be issued.

INTEREST

     No interest is payable on the Notes or the principal amount thereof, other than in connection with a default on payment at maturity or to the extent that the Supplemental Redemption Amount exceeds zero and is deemed to be an interest payment.

REDEMPTION; DEFEASANCE

     The Notes are not subject to redemption by the Company or at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying Prospectus under "Description of Debt
Securities -- Defeasance".

PAYMENT AT MATURITY

     At maturity (including as a result of acceleration or otherwise), a holder of a Note will be entitled to receive the principal amount thereof plus a Supplemental Redemption Amount, if any, determined as provided below. If the Adjusted Ending Value does not exceed the Starting Value, the holder of a Note will be entitled to receive only the principal amount thereof. The principal amount will equal $10 per Unit of Notes.

DETERMINATION OF THE SUPPLEMENTAL REDEMPTION AMOUNT

     The Supplemental Redemption Amount for each Unit of Notes ($10 principal amount) will be determined by the Calculation Agent and will equal:

               Adjusted Ending Value - Starting Value
  $10 X   ------------------------------------------------
                           Starting Value

provided, however, that in no event will the Supplemental Redemption Amount be less than zero. As indicated in the formula above, the Supplemental Redemption Amount for the Notes will be calculated using the principal amount of the Notes.

     The "Adjusted Ending Value" will be determined by the Calculation Agent and will equal the average (arithmetic mean) of the closing values of the Index on
each of the      Calculation Days during the Calculation Period, multiplied by
the Adjustment Factor. If the      of any month during the Calculation Period is
not a Calculation Day because it is not an Index Business Day or due to the occurrence of one or more Market Disruption Events, then the Index value for that month of the Calculation Period will equal the closing value of the Index determined on the next Index Business Day on which no Market Disruption Event
exists, except that if      , 2005 is not a Calculation Day for any reason, then
the Index value for      , 2005 will equal the closing value of the Latin 15(TM)
Index determined on the immediately preceding Index Business Day on which no Market Disruption Event exists.

     The "Adjustment Factor" will equal      % per annum, and will be applied to
reduce the value of the Index during the term of the Notes. We will determine the Adjustment Factor on the Pricing Date and disclose it to you in the final Prospectus Supplement delivered to you in connection with sales of the Notes. The Adjustment Factor is expected to be between 1.25% and 1.75% per annum. As a result of its application, the Adjusted Ending Value used to calculate the Supplemental Redemption Amount at the stated maturity of the Notes is expected to be 8.42% to 11.63% less than the actual average of the Index values on the Calculation Days during the Calculation Period. If the Adjusted Ending Value is calculated with respect to a date earlier than the stated maturity of the Notes, the Adjustment Factor will be reduced pro rata to reflect the number of days elapsed between the Pricing Date and such date.

     The "Starting Value" will equal the closing value of the Index on the Pricing Date. We will determine the Starting Value on the Pricing Date and disclose it to you in the final Prospectus Supplement delivered to you in connection with sales of the Notes.

     The "Calculation Period" means the period from and including the date that is expected to be between 60 and 84 months prior to the maturity date to but excluding the maturity date. We will determine the Calculation Period on the Pricing Date and disclose it to you in the final Prospectus Supplement delivered to you in connection with sales of the Notes. A "Calculation Day" means the of each month during the Calculation Period, provided that such day is an Index Business Day and no Market Disruption Event has occurred on such day.

     For purposes of determining the Adjusted Ending Value, an "Index Business Day" is a day on which the NYSE, the CBOE and the Underlying Exchanges are open for trading and the Index or any Successor Index, as defined below, is calculated and published. The Calculation Agent may, in its discretion, add to (or delete from) the definition of Index Business Day any other major U.S. or international exchange which commences to serve (or ceases to serve) as the primary exchange upon which a Component Security or Underlying Security trades or as an exchange upon which a futures contract, an option on a futures contract or an option contract relating to the Index trades. All determinations made by the Calculation Agent shall be at the sole discretion of the Calculation Agent and shall be conclusive for all purposes and binding on the Company and beneficial owners of the Notes, absent manifest error.

HYPOTHETICAL RETURNS

     The following table illustrates, for a range of hypothetical average values
of the Index during the      - month Calculation Period and based upon a
hypothetical Starting Value of 80.84 and a seven-year maturity for the Notes,
(i) the hypothetical Adjusted Ending Value used to calculate the Supplemental Redemption Amount; (ii) the percentage change from the hypothetical Starting Value to the hypothetical Adjusted Ending Value; (iii) the hypothetical total amount payable per Note; (iv) the hypothetical total rate of return on the Notes; (v) the hypothetical pretax annualized rate of return on the Notes; and
(vi) the hypothetical pretax annualized rate of return of the ADRs and country funds comprising the Index (which includes an assumed aggregate dividend yield of 3.27% per annum, as more fully described below). The calculations in this table assume an Adjustment Factor of 1.50% per annum (or 10.0391% over the term of the Notes), the midpoint of the expected range of 1.25% to 1.75%.

    HYPOTHETICAL                          PERCENTAGE CHANGE       TOTAL AMOUNT
    AVERAGE INDEX        HYPOTHETICAL     OF ADJUSTED ENDING   PAYABLE AT MATURITY   TOTAL RATE OF
  VALUE DURING THE         ADJUSTED         VALUE OVER THE      PER $10 PRINCIPAL      RETURN ON
CALCULATION PERIOD(1)   ENDING VALUE(2)     STARTING VALUE       AMOUNT OF NOTES       THE NOTES
---------------------   ---------------   ------------------   -------------------   -------------
        68.71                61.82              -23.53%              $10.00               0.00%
        72.76                65.45              -19.04%              $10.00               0.00%
        76.80                69.09              -14.54%              $10.00               0.00%
        80.84(5)             72.72              -10.04%              $10.00               0.00%
        84.88                76.36               -5.54%              $10.00               0.00%
        88.92                80.00               -1.04%              $10.00               0.00%
        92.97                83.63                3.45%              $10.35               3.45%
        97.01                87.27                7.95%              $10.80               7.95%
       101.05                90.91               12.45%              $11.25              12.45%
       105.09                94.54               16.95%              $11.69              16.95%
       109.13                98.18               21.45%              $12.14              21.45%
       113.18               101.81               25.95%              $12.59              25.95%
       117.22               105.45               30.44%              $13.04              30.44%
       121.26               109.09               34.94%              $13.49              34.94%
       125.30               112.72               39.44%              $13.94              39.44%
       129.34               116.36               43.94%              $14.39              43.94%
       133.39               120.00               48.44%              $14.84              48.44%
       137.43               123.63               52.93%              $15.29              52.93%
       141.47               127.27               57.43%              $15.74              57.43%

    PRETAX             PRETAX ANNUALIZED
ANNUALIZED RATE        RATE OF RETURN ON
 OF RETURN ON          STOCKS UNDERLYING
 THE NOTES(3)           THE INDEX(3)(4)
---------------        -----------------
      0.00%                   0.96%
      0.00%                   1.77%
      0.00%                   2.54%
      0.00%                   3.28%
      0.00%                   3.98%
      0.00%                   4.66%
      0.49%                   5.31%
      1.10%                   5.93%
      1.68%                   6.53%
      2.25%                   7.11%
      2.79%                   7.67%
      3.32%                   8.21%
      3.83%                   8.74%
      4.32%                   9.25%
      4.80%                   9.74%
      5.27%                  10.22%
      5.72%                  10.69%
      6.16%                  11.14%
      6.58%                  11.59%

---------------
(1) The actual average Index value, for purposes of calculating the Supplemental Redemption Amount at stated maturity, will be equal to the average of the
    Index values on each of the Calculation Days during the      -month
    Calculation Period. The Calculation Period is expected to be between 60 and 84 months prior to maturity.

(2) The actual Adjusted Ending Value, for purposes of calculating the Supplemental Redemption Amount at stated maturity, will be equal to the actual average Index value reduced by the Adjustment Factor.

(3) These annualized rates of return are calculated on a semi-annual bond-equivalent basis.

(4) This rate of return assumes: (i) an investment of a fixed amount in the stocks underlying the Index with the allocation of such amounts reflecting the relative weights of such stocks in the Index; (ii) a constant dividend yield of 3.27% per annum, paid quarterly from the date of initial delivery of Notes, applied to the value of the Index at the end of each such quarter assuming such value increases or decreases linearly from the Starting Value to the hypothetical Index value during the Calculation Period; (iii) no transaction fees or expenses; (iv) a seven-year maturity of the Notes from date of issue; and (v) a final Index value equal to the hypothetical average Index value during the Calculation Period.

(5) The Hypothetical Starting Value. For purposes of this illustration, the Starting Value is assumed to be the Index value on September 10, 1998. The actual Starting Value will equal the closing value of the Index on the Pricing Date, and will be disclosed in the final Prospectus Supplement delivered to you in connection with sales of the Notes.

     The above figures are for purposes of illustration only. The actual Supplemental Redemption Amount received by investors and the total and pretax rate of return resulting therefrom will depend entirely on the actual Starting Value, the actual Adjusted Ending Value and the actual Adjustment Factor determined by the Calculation Agent as provided herein. In particular, the actual Adjusted Ending Value could be lower or higher than those reflected in the table. Historical data regarding the Index is included in this Prospectus Supplement under "The Index -- Historical Data on the Index".

MARKET DISRUPTION EVENTS

     "Market Disruption Event" means any of the following events, as determined by the Calculation Agent:

          (a) The suspension or material limitation of trading in 20% or more of the Component Securities which then comprise the Index or any Successor Index (or their Underlying Securities), in each case, for more than two hours of trading or during the one-half hour period preceding the close of trading on the primary exchange on which each such Component Security (or Underlying Security) is traded.

          (b) The suspension or material limitation, in each case, for more than two hours of trading or during the one-half hour period preceding the close of trading (whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise) on any major U.S. or international exchange in futures contracts, options on futures contracts or options contracts related to the Index, any Successor Index, any Component Securities, any Underlying Securities or any Underlying Exchanges.

          (c) The unavailability, through a recognized system of public dissemination of transaction information, for more than two hours of trading or during the one-half hour period preceding the close of trading, of accurate price, volume or related information in respect of 20% or more of the Component Securities which then comprise the Index or any Successor Index or in respect of futures contracts, options on such futures contracts or options contracts traded on any major U.S. or international exchange related to the Index, any Successor Index, any Component Securities, any Underlying Securities or any Underlying Exchanges.

     For purposes of determining whether a Market Disruption Event has occurred:
(1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange or market, (2) a decision to discontinue permanently trading in the relevant futures or options contract will not constitute a Market Disruption Event, (3) any suspension in trading in a futures or options contract on the Index or any Successor Index by a major securities market by reason of (x) a price change violating limits set by such securities market, (y) an imbalance of orders relating to such contracts or (z) a disparity in bid and ask quotes relating to such contracts, will constitute a Market Disruption Event, notwithstanding that such suspension or material limitation is less than two hours, and (4) a "suspension or material limitation" on an exchange or in a market will include a suspension or material limitation of trading by one class of investors provided that such suspension continues for more than two hours of trading or during the last one-half hour period preceding the close of trading on the relevant exchange or market (but will not include limitations imposed on certain types of trading under NYSE Rule 80A or any applicable rule or regulation enacted or promulgated by the NYSE, any other self-regulatory organization or the SEC of a similar scope or as a replacement for Rule 80A, as determined by the Calculation Agent) and will not include any time when such exchange or market is closed for trading as part of such exchange's or market's regularly scheduled business hours. Under certain circumstances, the duties of Salomon Smith Barney as Calculation Agent in determining the existence of Market Disruption Events could conflict with the interests of Salomon Smith Barney as an affiliate of the issuer of the Notes.

     Based on the information currently available to the Company, on October 27, 1997, the NYSE suspended all trading during the one-half hour period preceding the close of trading, pursuant to NYSE Rule 80B. The existence or non-existence of such circumstances, however, is not necessarily indicative of the likelihood of such circumstances arising or not arising in the future.

DISCONTINUANCE OF THE LATIN 15(TM) INDEX

     If the CBOE discontinues publication of the Latin 15(TM) Index and the CBOE or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to such Index (any such index being referred to hereinafter as a "Successor Index"), then the Adjusted Ending Value shall be determined by reference to the value of such Successor Index using the methodology described above under "-- Determination of the Supplemental Redemption Amount".

     Upon any selection by the Calculation Agent of a Successor Index, the Company shall cause notice thereof to be furnished to the Company and the Trustee, who shall provide notice thereof to the holders of the Notes.

     If the CBOE discontinues publication of the Index and a Successor Index is not selected by the Calculation Agent or is no longer published on any Calculation Day, the value to be substituted for the Index for any such Calculation Day used to calculate the Supplemental Redemption Amount at maturity will be a value computed by the Calculation Agent for such Calculation Day in accordance with the procedures last used to calculate the Index prior to any such discontinuance.

     If the CBOE discontinues publication of the Index prior to the period during which the Supplemental Redemption Amount is to be determined and the Calculation Agent determines that no Successor Index is available at such time, then on each Index Business Day until the earlier to occur of (a) the determination of the Adjusted Ending Value and (b) a determination by the Calculation Agent that a Successor Index is available, the Calculation Agent shall determine the value that would be used in computing the Supplemental Redemption Amount as described in the preceding paragraph as if such day were a Calculation Day. The Calculation Agent will cause notice of each such value to be published not less often than once each month in The Wall Street Journal (or another newspaper of general circulation), and arrange for information with respect to such values to be made available by telephone. Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

     If a Successor Index is selected or the Calculation Agent calculates a value as a substitute for the Index as described above, such Successor Index or value shall be substituted for the Index for all purposes, including for purposes of determining whether an Index Business Day occurs or a Market Disruption Event exists. Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect the value of the Notes.

ALTERATION OF METHOD OF CALCULATION

     If at any time the method of calculating the Index or a Successor Index, or the value thereof, is changed in any material respect, or if the Index or a Successor Index is in any other way modified so that such Index does not, in the opinion of the Calculation Agent, fairly represent the value of the Index or such Successor Index had such changes or modifications not been made, then, from and after such time, the Calculation Agent shall, at the close of business in New York, New York, on each date that the closing value with respect to the Adjusted Ending Value is to be calculated, make such adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Index or such Successor Index as if changes or modifications had not been made, and calculate such closing value with reference to the Index, as adjusted. Accordingly, if the method of calculating the Index or such Successor Index is modified so that the value of such Index or such Successor Index is a fraction or a multiple of what it would have been if it had not been modified (e.g., due to a split in such Index), then the Calculation Agent shall adjust such Index in order to arrive at a value of such Index as if it had not been modified (e.g., as if such split had not occurred).

EVENTS OF DEFAULT AND ACCELERATION

     In case an Event of Default (as defined in the accompanying Prospectus) with respect to any Notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the principal amount plus the Supplemental Redemption Amount, if any, calculated as though the maturity date of the Notes were the date of early repayment. See
"-- Determination of the Supplemental Redemption Amount" above. If a bankruptcy proceeding is commenced in respect of the Company, the claim of the beneficial owner of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the principal amount of the Note plus an additional amount of contingent interest calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

     In case of default in payment at the maturity date of the Notes (whether at their stated maturity or upon acceleration), from and after the maturity date the Notes shall bear interest, payable upon demand of the beneficial owners
thereof, at the rate of      % per annum on the unpaid amount due and payable on
such date in accordance with the terms of the Notes to the date payment of such amount has been made or duly provided for.

BOOK-ENTRY SYSTEM

     Upon issuance, all Notes will be represented by one or more fully-registered global securities (the "Global Notes"). Each such Global Note will be deposited with, or on behalf of the Depositary, and registered in the name of the Depositary or a nominee thereof. Unless and until it is exchanged in whole or in part for Notes in definitive form, no Global Note may be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor of the Depositary or a nominee of such successor. Accountholders in the Euroclear or Cedel Bank clearance systems may hold beneficial interests in the Notes through the accounts each such system maintains as a participant in the Depositary.

     The Depositary has advised the Company as follows: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). The Depositary is owned by a number of its Direct Participants and by the NYSE, The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary system is also available to others, such as securities brokers and dealers, banks and trust companies that clear transactions through or maintain a custodial relationship with a Direct Participant, either directly or indirectly. The rules applicable to the Depositary and its Participants are on file with the Commission.

     A further description of the Depositary's procedures with respect to the Global Notes is set forth in the Prospectus under "Description of Debt Securities -- Global Notes". The Depositary has confirmed to the Company, the Underwriter and the Trustee that it intends to follow such procedures.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriter in same-day funds. All payments of principal and the Supplemental Redemption Amount, if any, will be made by the Company in same-day funds so long as the Notes are maintained in book-entry form.

CALCULATION AGENT

     The Calculation Agent for the Notes will be Salomon Smith Barney. All determinations made by the Calculation Agent shall be at the sole discretion of the Calculation Agent and shall, in the absence of manifest error, be conclusive for all purposes and binding on the Company and holders of the Notes. Because the Calculation Agent is an affiliate of the Company, potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Adjusted Ending Value and the Supplemental Redemption Amount or whether a Market Disruption Event has occurred. See "-- Market Disruption Events", "-- Discontinuance of the Latin 15(TM) Index" and "-- Alteration of Method of Calculation" above.

     Salomon Smith Barney is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

                             THE LATIN 15(TM) INDEX

GENERAL

     Unless otherwise stated, all information herein and elsewhere in this Prospectus Supplement regarding the Index and the CBOE is derived from the CBOE or from publicly available sources. Such information reflects the policies of the CBOE as provided by such sources and such policies are subject to change by the CBOE. Neither the Company nor the Underwriter take any responsibility for the accuracy or completeness of such information.

     The Latin 15(TM) Index was designed and will be maintained by the CBOE in its sole discretion. The Index is currently comprised of 15 component securities, including 12 ADRs representing underlying stocks and three closed-end country funds (each ADR and closed-end country fund, a "Component Security"), chosen by the CBOE from four Latin American countries, which as of the date hereof are: Argentina, Brazil, Chile and Mexico. Each Component Security is currently listed and traded on the NYSE. As of the date hereof, the NYSE is the "Primary Market" for such Component Securities, and NYSE prices are used to determine the value of the Index (see below). There can be no assurance, however, that each of the Component Securities will retain its NYSE listing, nor that the securities comprising the Index will all be listed on the NYSE as their Primary Market. The equity securities underlying each Component Security of the Index are traded on an Underlying Exchange. A list of the securities comprising the Index as of the date hereof is attached as Exhibit B.

     "Underlying Exchange" means certain stock exchanges or trading facilities in the countries included in the Index in which Underlying Securities are listed and traded from time to time as determined by the CBOE. As of the date hereof, the Underlying Exchanges with respect to the ADRs are: for Argentina, the Bolsa de Comercio de Buenos Aires; for Brazil, the Bolsa de Valores de Sao Paulo; for Chile, the Bolsa de Comercio de Santiago; and for Mexico, the Bolsa Mexicana de Valores.

     The Component Securities comprising the Index ranged in capitalization from $19.6 million to $10.7 billion as of September 2, 1998. The total capitalization as of that date was $32.8 billion; the mean capitalization was $2.2 billion; and the median capitalization was $1.1 billion. The largest component accounted for 11.92% of the total weighting of the Index, while the smallest accounted for 3.54%.

     THE INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN BASED ON THE SUPPLEMENTAL REDEMPTION AMOUNT WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM FOR A PERIOD EQUAL TO THE MATURITY OF THE NOTES.

COMPUTATION AND DISSEMINATION OF THE INDEX

     While the CBOE currently employs the following methodology to calculate the Index, no assurance can be given that the CBOE will not modify or change such methodology in a manner that may affect the Supplemental Redemption Amount, if any, payable to beneficial owners of Notes upon maturity or otherwise.

     The Index value is calculated by the CBOE or its designee on a real-time basis using last-sale prices for each Component Security obtained from its Primary Market. The Index value is disseminated every 15 seconds by the CBOE. If a Component Security is not currently being traded on its Primary Market, the most recent price at which the Component Security traded on such market will be used in the Index value calculation.

     The Index is calculated on a "modified equal-dollar-weighted" basis, meaning that each of the Component Securities from each of the four countries is represented in approximately equal U.S. dollar amounts in relation to other Component Securities. At the beginning of each quarter the countries are then reweighted in order to achieve the following percentage weightings:
Argentina -- 17.5%, Brazil -- 35%, Chile -- 17.5%, and Mexico -- 30%. The "modified" description refers to the fact that the U.S. dollar-weighting is done on a country by country basis and not between Primary Securities of different countries.

     The value of the Index equals the current market value (based on U.S. primary market prices) of the assigned number of shares of the Component Securities divided by the current Index divisor. The Index divisor was initially calculated to yield a benchmark value of 150.00 at the close of trading on January 3, 1994. The value of the Index at the close of trading September 10, 1998 was 80.84.

INDEX MAINTENANCE AND REBALANCING

     The Index is maintained by the CBOE in its sole discretion. To maintain continuity in the Index following an adjustment to an Primary Security the CBOE may adjust the Index divisor. Changes which may result in divisor changes include, but are not limited to, certain rights issuances, quarterly re-balancing, and Component Security changes.

     The Index is re-balanced after the close of business on the third Friday in the March, June, September and December quarterly cycle. In addition, the Index is reviewed on approximately a monthly basis by the CBOE staff. The CBOE has reserved the right, in its discretion, to change the composition of the Index at any time or from time to time to reflect changes affecting the components of the Index or the Latin American markets generally. If the CBOE determines that it is necessary to remove a component security from the Index, the CBOE has stated that it will make every effort to add a component that preserves the character of the Index. In such circumstances, the CBOE will take into account the capitalization, liquidity, volatility, and name recognition of the proposed replacement component. CBOE will not decrease the number of Component Securities to less than ten. Additionally, the CBOE will not make any composition change to the Index that would result in less than 80% of the number of components or 80% of the weight of the Index satisfying the initial listing criteria in CBOE Rule 5.3, Interpretation and Policy .01 (for components which are not the subject of standardized options trading) or the maintenance criteria in CBOE Rule 5.4, Interpretation and Policy .01 (for components which are currently the subject of standardized options trading).

     None of the Company, Salomon Smith Barney or the Trustee under the Senior Debt Indenture accepts any responsibility for the calculation, maintenance or publication of the Index. The CBOE disclaims all responsibility to the Company for any errors or omissions in the calculation and dissemination of the Index or the manner in which the Index is applied in determining any Supplemental Redemption Amount.

     The policies of each of the three closed-end country funds included in the Index concerning purchases and sales of the Latin American securities underlying each fund may affect the value of the fund and, in turn, the Index. The policies of each fund with respect to the calculation of the value of the fund could also affect the value of the Index. None of the Company, Salomon Smith Barney or the CBOE take responsibility for the determination of such policies by the country funds.

HISTORICAL DATA ON THE INDEX

     The following table sets forth the value of the Index at the end of each month in the period from June 1995 through August 1998. These historical data on the Index are not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the value of the Index during any period set forth below is not any indication that the Index is more or less likely to increase or decrease at any time during the term of the Notes. In addition, the Index was first published by the CBOE in June 1995, and no historical data regarding the performance of the Index is available for any period prior to such date.

                                                             1995        1996        1997         1998
                                                            ------      ------      ------      --------
January...................................................              145.84      146.76        150.89
February..................................................              128.39      155.69        156.83
March.....................................................              131.29      151.20        167.24
April.....................................................              139.51      156.59        167.03
May.......................................................              141.57      167.20        144.55
June......................................................  133.68      143.29      177.09        137.20
July......................................................  138.75      127.91      187.30        141.11
August....................................................  134.79      132.38      171.58         91.01
September.................................................  129.49      133.02      181.78
October...................................................  118.28      126.47      149.06
November..................................................  123.70      128.04      156.71
December..................................................  125.01      132.25      164.61

     The closing value of the Index on September 10, 1998 was 80.84.

HISTORICAL MONTH-END CLOSING VALUES

     The following graph illustrates the historical performance of the Index based on the closing value thereof at the end of each month from June 1995 through August 1998 and as of September 10, 1998. Past movements of the Index are not necessarily indicative of future Index values.

              LATIN 15(TM) INDEX MONTHLY PERFORMANCE CHART [GRAPH]

JUN-95                                                                    133.68
                     MEASUREMENT PERIOD
                   (FISCAL YEAR COVERED)                                  138.75
                                                                          134.79
SEP-95                                                                    129.49
                                                                          118.28
                                                                           123.7
DEC-95                                                                    125.01
                                                                          145.84
                                                                          128.39
MAR-96                                                                    131.29
                                                                          139.51
                                                                          141.57
JUN-96                                                                    143.29
                                                                          127.91
                                                                          132.38
SEP-96                                                                    133.02
                                                                          126.47
                                                                          128.04
DEC-96                                                                    132.25
                                                                          146.76
                                                                          155.69
MAR-97                                                                     151.2
                                                                          156.59
                                                                           167.2
JUN-97                                                                    177.09
                                                                           187.3
                                                                          171.58
SEP-97                                                                    181.78
                                                                          149.06
                                                                          156.71
DEC-97                                                                    164.61
                                                                          150.89
                                                                          156.83
MAR-98                                                                    167.24
                                                                          167.03
                                                                          144.55
JUN-98                                                                     137.2
                                                                          141.11
                                                                           91.01
SEP-98                                                                     80.84

LICENSE AGREEMENT

     The CBOE has entered into a license agreement with the Company which authorizes the Company to make use of and reference to the Index in connection with the offering of the Notes.

     The Notes are not sponsored, endorsed, sold or promoted by the Chicago Board Options Exchange. CBOE makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or in the ability to the Index to track the performance of any market segment. CBOE has no obligation to take the needs of the Company or the holders of the Notes into consideration in determining, composing or calculating the Index. CBOE is not responsible for, and has not participated in the determination of, the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. CBOE has no obligation or liability in connection with the administration or marketing of the Notes.

     CBOE DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN. CBOE MAKES NO WARRANTY, EXPRESS

OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE COMPANY, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. CBOE MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OF FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, IN NO EVENT SHALL CBOE HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

     All disclosures contained in this Prospectus Supplement regarding the Index, including its make-up, method of calculation and changes in its components, are derived from publicly available information compiled by the CBOE. None of the Company, Salomon Smith Barney or the Trustee under the Senior Debt Indenture assumes any responsibility for the accuracy or completeness of such information.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general summary of certain United States federal income tax considerations that may be relevant to a holder of a Note. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Furthermore, there can be no assurance that the Internal Revenue Service would not take a position contrary to those expressed herein. This summary deals only with holders that will hold Notes as capital assets, and does not address all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances, or to investors subject to special treatment under U.S. federal income tax law (including, but not limited to, financial institutions, tax-exempt entities, insurance companies or dealers in securities or currencies, persons having a functional currency other than the U.S. dollar, persons holding the Notes as a position in a "straddle" or conversion transaction, or as part of a "synthetic security" or other integrated financial transaction). This summary also does not address the state, local or foreign tax consequences of an investment in the Notes. The discussion below is based on the advice of Cleary, Gottlieb, Steen & Hamilton, counsel to Salomon Smith Barney and special tax counsel to the Company.

     Investors should consult their own tax advisors in determining the tax consequences to them of holding Notes, including the application to their particular situation of the U.S. federal income tax considerations discussed below.

     As used herein, the term "U.S. holder" means a person who is a citizen or resident of the United States, or that is a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States federal income taxation regardless of its source or a trust if (i) a U.S. court is able to exercise primary supervision over the trust's administration and (ii) one or more U.S. persons have the authority to control all of the trust's substantial decisions.

TAX CHARACTERIZATION OF THE NOTES

     Each Note will be treated by the Company for U.S. federal income tax purposes as a single debt instrument issued by the Company that is subject to U.S. Treasury regulations governing contingent debt instruments (the "Contingent Debt Regulations"). Moreover, each holder, by accepting a Note, agrees to this treatment of such Note and to report all income (or loss) with respect to the Notes in accordance with the Contingent Debt Regulations. The remainder of this summary assumes the treatment of the Note as a single debt instrument subject to the Contingent Debt Regulations and the holder's agreement thereto.

U.S. HOLDERS

     Taxation of Interest. A U.S. holder of a Note will recognize income (or loss) on a Note in accordance with the Contingent Debt Regulations. The Contingent Debt Regulations require the application of a

"noncontingent bond method" to determine accruals of income, gain, loss and deduction with respect to a contingent debt obligation. As described in more detail in the second succeeding paragraph, under the noncontingent bond method, a U.S. holder of a Note will be required for tax purposes to include in income
each year an accrual of interest at the rate of      percent (the "comparable
yield"). Solely for purposes of determining the comparable yield pursuant to the Contingent Debt Regulations, a holder of a Note will be assumed to be entitled
to receive a payment of $     on the maturity date (the "Assumed Supplemental
Redemption Amount") in respect of each Unit. The Assumed Supplemental Redemption Amount is calculated as the amount required to produce the comparable yield of a Note, taking into account the Note's issue price.

     The comparable yield and the Assumed Supplemental Redemption Amount are used to determine accruals of interest FOR TAX PURPOSES ONLY and are not assurances or predictions by the Company with respect to the actual yield of, or payment to be made in respect of, a Note. The comparable yield and the Assumed Supplemental Redemption Amount do not necessarily represent the Company's expectations regarding such yield or the amount of such payment.

     Each Note will be issued at par. However, there will be Tax OID because Tax OID must be accrued at the comparable yield. Under the Tax OID rules of the Internal Revenue Code of 1986, as amended (the "Code"), and the Treasury regulations promulgated thereunder, a U.S. holder of a Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include as ordinary interest income the sum of the "daily portions" of Tax OID on the Note for all days during the taxable year that the U.S. holder owns the Note. As a result, a U.S. holder of a Note that employs the cash method of tax accounting will be required to include amounts in respect of Tax OID accruing on a Note in taxable income each year, even though cash payment on the Note is only at maturity.

     The daily portions of Tax OID on a Note are determined by allocating to each day in any accrual period a ratable portion of the Tax OID allocable to that accrual period. In the case of an initial holder, the amount of Tax OID on a Note allocable to each accrual period is determined by multiplying the "adjusted issue price" (as defined below) of a Note at the beginning of the accrual period by the comparable yield of a Note (appropriately adjusted to reflect the length of the accrual period). The "adjusted issue price" of a Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of Tax OID allocable to all prior accrual periods.

     Disposition of the Notes. When a U.S. holder sells, exchanges or otherwise disposes of a Note (including the redemption of the Note at maturity) (a "disposition"), the U.S. holder's gain (or loss) on such disposition will equal the difference between the amount received by the U.S. holder for the Note and the U.S. holder's tax basis in the Note. Upon a Note's maturity, if there is a payment of a Supplemental Redemption Amount and such Supplemental Redemption Amount exceeds the Assumed Supplemental Redemption Amount, the U.S. holder will be required to include such excess in income as ordinary interest on the maturity date. Alternatively, if there is a payment of a Supplemental Redemption Amount and such Supplemental Redemption Amount is less than the Assumed Supplemental Redemption Amount, the shortfall will be treated as an offset to any interest otherwise includible in income by the U.S. holder with respect to the Note for the taxable year in which the maturity date occurs but only to the extent of the amount of such includible interest. Any remaining portion of such shortfall may be recognized and deducted by the U.S. holder as an ordinary loss. A U.S. holder's tax basis (i.e., adjusted cost) in a Note will be equal to the U.S. holder's original purchase price for such Note, plus any Tax OID accrued by the U.S. holder. Any gain realized by a U.S. holder on a disposition will be treated as ordinary interest income. Any loss realized by a U.S. holder on a disposition will be treated as ordinary loss, to the extent of the U.S. holder's Tax OID inclusions with respect to the Note up to the date of disposition. Any loss realized in excess of such amount generally will be treated as a capital loss. An individual U.S. holder generally will be allowed a deduction for any such ordinary loss without regard to the two-percent miscellaneous itemized deduction rule of Section 67 of the Code. Any capital loss recognized by a U.S. holder will be a long-term capital loss if such U.S. holder has held such Note for more than one year, and a short-term capital loss in other cases.

     A U.S. holder that purchases a Note in the secondary market for an amount that differs from the Note's adjusted issue price at the time of purchase will be required to accrue Tax OID on the Note in accordance with the comparable yield and Assumed Supplemental Redemption Amount, even if market conditions have changed since the date of issuance. A U.S. holder must determine whether the difference between the purchase price for a Note and the adjusted issue price of the Note is attributable to a change in expectations as to the Supplemental Redemption Amount, a change in interest rates, or both, and allocate the difference accordingly. Adjustments allocated to a change in interest rates will cause, as the case may be, a "positive adjustment" or a "negative adjustment" to the U.S. holder's Tax OID inclusion. If the adjusted issue price is more than the purchase price for the Note, a "positive adjustment" will result, and if the adjusted issue price is less than the purchase price of the Note, a "negative adjustment" will result. If the difference between a U.S. holder's purchase price for a Note and the adjusted issue price of the Note is attributable to a change in expectations as to the Supplemental Redemption Amount (and not to a change in market interest rates), the U.S. holder will be required to allocate that difference to the Supplemental Redemption Amount. Adjustments allocated to the Supplemental Redemption Amount are taken into account at the time the Supplemental Redemption Amount is paid. If the purchaser's tax basis in a Note is greater than the adjusted issue price of the Note, the excess is treated as a "negative adjustment" that reduces the Supplemental Redemption Amount; if the purchaser's tax basis in a Note is less than the adjusted issue price of the Note, the difference is treated as a "positive adjustment" that increases the Supplemental Redemption Amount. Any negative or positive adjustment of the kind described above made by a U.S. holder of a Note will decrease or increase, respectively, the U.S. holder's tax basis in the Note.

     Certain U.S. holders may receive Forms 1099-OID reporting Tax OID accruals on a Note. Those forms may not, however, reflect the effects of any positive or negative adjustments resulting from the U.S. holder's purchase of the Note in the secondary market at a price that differs from its adjusted issue price on the date of purchase. U.S. holders are urged to consult their tax advisors as to whether, and how, such adjustments should be made to the amounts reported on any Form 1099-OID.

     Information Reporting and Backup Withholding. A noncorporate U.S. holder may be subject to information reporting and to backup withholding at a rate of 31 percent with respect to payments of principal, premium and interest (including Tax OID) made on a Note, or the proceeds of a disposition of a Note before maturity, unless such U.S. holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the information reporting and backup withholding rules.

NON-U.S. HOLDERS

     Taxation of Interest and Disposition of the Notes. Under current U.S. federal income tax law: (a) payment of a Supplemental Redemption Amount to a holder who is not a U.S. holder (a "non-U.S. holder") will not be subject to withholding of U.S. federal income tax, provided that (i) the holder does not actually or constructively own 10 percent or more of the combined voting power of all classes of stock of the Company and is not a controlled foreign corporation related to the Company through stock ownership and (ii) the beneficial owner provides a statement signed under penalties of perjury that includes its name and address and certifies that it is a non-U.S. holder in compliance with applicable requirements or, with respect to payments made after December 31, 1999, satisfies certain documentary evidence requirements for establishing that it is a non-U.S. holder; and (b) a non-U.S. holder will not be subject to U.S. federal income tax on gain realized on the disposition of a Note. Notwithstanding the above, a non-U.S. holder that is subject to U.S. federal income taxation on a net income basis with respect to its income from a Note generally will be subject to the same rules to which a U.S. holder is subject with respect to the accrual of interest (including Tax OID) on a Note and with respect to gain or loss realized or recognized on the disposition of a Note. Special rules might also apply to a non-U.S. holder that is a qualified resident of a country with which the U.S. has an income tax treaty.

     Information Reporting and Backup Withholding. U.S. information reporting requirements and backup withholding tax will not apply to payments on, or proceeds from the disposition of, a Note if the beneficial owner certifies its non-U.S. status under penalties of perjury (or, with respect to payments made after

December 31, 1999, satisfies certain documentary evidence requirements for establishing that it is a non-U.S. holder) or otherwise establishes an exemption.

     The U.S. Treasury Department issued final Treasury regulations governing information reporting and the certification procedures regarding withholding and backup withholding on certain amounts paid to non-U.S. persons after December 31, 1999. Such regulations, among other things, may change the certification procedures relating to the receipt by intermediaries of payments on behalf of a beneficial owner of a Note. Prospective investors should consult their tax advisors regarding the effect, if any, of such Treasury regulations on an investment in the Notes.

     With respect to payments made after December 31, 1999, for purposes of applying the rules set forth in the three preceding paragraphs to an entity that is treated as fiscally transparent (e.g., a partnership or certain trusts) for U.S. federal income tax purposes, the beneficial owner means each of the ultimate beneficial owners of the entity.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") between the Company and Salomon Smith Barney, as sole Underwriter (the "Underwriter"), the Company has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase from the Company, $ principal amount of Notes.

     The Notes are offered subject to receipt and acceptance by the Underwriter, to prior sale and to the Underwriter's right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Notes will be made at the office of Salomon Smith Barney, 388 Greenwich Street, New York, New York, or through the facilities of the
Depositary, on or about      , 1998.

     The Company has been advised that the Underwriter proposes to offer the Notes to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at a price that
represents a concession not in excess of $     per Unit, and that the
Underwriter may allow, and each such dealer may reallow, to other dealers a
concession not exceeding $     per Unit. After the initial public offering, the
public offering price, the underwriting discount and such concessions may be changed from time to time.

     The Company has been advised by the Underwriter that the Underwriter may make a market in the Notes, subject to applicable laws and regulations. However, the Underwriter is not obligated to do so and may discontinue any such market-making at any time without notice. No assurance can be given that an active public market for the Notes will develop.

     The Underwriting Agreement provides that the Company will indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriter may be required to make in respect thereof.

     The Notes may be offered to investors outside the United States. The Underwriter has further agreed that any offers and sales made outside the United States will be made in compliance with any selling restrictions applicable in the jurisdictions where such offers and sales are made.

     Salomon Smith Barney is an indirect wholly-owned subsidiary of the Company. Accordingly, the offering is being made pursuant to the provisions of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. regarding the offering by an affiliate of the securities of its parent.

     In connection with this offering, the Underwriter and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Notes. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Exchange Act, pursuant to which such persons may bid for or purchase Notes for the purposes of stabilizing their market price. The Underwriter also may create a short position for its accounts by selling more Notes in connection with this offering than it is committed to purchase from the Company, and in such case may purchase Notes in the open market following completion of this offering to cover all or a portion of such short position. Any of the transactions described in this paragraph may result in the maintenance of the price of the Notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if any are undertaken, they may be discontinued at any time.

     The Company or one or more its subsidiaries may from time to time purchase or acquire a position in the Notes and may, at its option, hold, resell or retire such Notes. This Prospectus Supplement and the Prospectus may be used by Salomon Smith Barney and/or any affiliate thereof in connection with offers and sales of the Notes in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Any such affiliate may act as principal or agent in such transactions.

                                 ERISA MATTERS

     No employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or any entity with respect to which part or all of its assets constitute assets of any such Plan, or any government or other plan subject to Federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA ("ERISA Plan") is permitted to purchase, hold or otherwise acquire the Notes. Any plan that is subject to Section 4975(e)(1) of the Code that is not an ERISA Plan (for example, individual retirement accounts, individual retirement annuities or Keogh Plans) may only purchase the Notes if such plan has determined that the purchase, holding and disposition of such Notes and the transactions contemplated hereby would not constitute a prohibited transaction under Section 4975 of the Code for which no exemption is available.

                                 LEGAL MATTERS

     Certain legal matters relating to the Notes will be passed upon for the Company by Robert H. Mundheim, Esq., as counsel for the Company. Mr. Mundheim, General Counsel of the Company, beneficially owns, or has rights to acquire under Travelers Group employee benefit plans, an aggregate of less than one percent of the common stock of Travelers Group. Certain legal matters relating to the Notes will be passed upon for the Underwriter by Cleary, Gottlieb, Steen & Hamilton.

     Cleary, Gottlieb, Steen & Hamilton has also acted as special tax counsel to the Company in connection with the Notes and has, from time to time, acted as counsel for the Company and certain of its affiliates and may do so in the future.

                                                                      APPENDIX A

                                 INDEX OF TERMS

                                                                 PAGE
                                                              ----------
Adjusted Ending Value.......................................  S-3, S-16
adjusted issue price........................................  S-26
ADRs........................................................  S-3
Adjustment Factor...........................................  S-3, S-16
Assumed Supplemental Redemption Amount......................  S-26
Calculation Agent...........................................  S-5
Calculation Day.............................................  S-16
Calculation Period..........................................  S-3, S-16
CBOE........................................................  Cover page
Code........................................................  S-26
Company.....................................................  S-2
comparable yield............................................  S-26
Component Security..........................................  S-21
Convertibility Law..........................................  S-12
Convertibility Plan.........................................  S-12
Contingent Debt Regulations.................................  S-25
Depositary..................................................  S-2
Direct Participants.........................................  S-20
disposition.................................................  S-26
ERISA.......................................................  S-30
ERISA Plan..................................................  S-30
Exchange Act................................................  S-6
Foreign Issuer..............................................  S-8
Global Notes................................................  S-20
IMF.........................................................  S-12
Index.......................................................  S-2
Index Business Day..........................................  S-16
Latin 15(TM) Index..........................................  S-2
Market Disruption Event.....................................  S-18
non-U.S. holder.............................................  S-28
Notes.......................................................  S-2, S-15
NYSE........................................................  S-4
Participants................................................  S-20
Pricing Date................................................  S-3
Primary Market..............................................  S-21
Salomon Smith Barney........................................  S-5
SEC.........................................................  S-6
Starting Value..............................................  S-3, S-16
Successor Index.............................................  S-18
Supplemental Redemption Amount..............................  S-2
Tax OID.....................................................  S-14
Travelers Group.............................................  S-6
Trustee.....................................................  S-15
Underlying Exchange.........................................  S-21
Underlying Securities.......................................  S-4
Underwriter.................................................  S-29
Underwriting Agreement......................................  S-29
Unit........................................................  S-2
U.S. holder.................................................  S-25

                                                                      APPENDIX B

              LIST OF SECURITIES COMPRISING THE LATIN 15(TM) INDEX

     Based upon information provided by the CBOE, the following is a list of companies and closed-end country funds whose securities comprise the Latin 15(TM) Index and their respective approximate percentage weights in the Index as of September 9, 1998.

     COMPANY                                                       INDEX WEIGHT
     -------                                                       ------------
 1.  Argentina Fund Inc. ........................................      6.29%
 2.  Aracruz Celulose............................................      9.63%
 3.  Banco Santander Chile.......................................      5.97%
 4.  Brazil Fund Inc. ...........................................     11.92%
 5.  Brazilia Equity Fund Inc. ..................................     11.49%
 6.  Compania de Telefonos de Chile..............................      6.65%
 7.  Empresas La Moderna SA de CV................................      8.36%
 8.  Empresa Nacional Electricidad Chile.........................      5.39%
 9.  Grupo Tribasa SA de CV......................................      3.54%
10.  Coca Cola Femsa SA de CV....................................      4.71%
11.  Telefonica de Argentina SA..................................      5.96%
12.  Telefonos de Mexico SA de CV................................      5.63%
13.  Grupo Televisa SA Global....................................      3.61%
14.  Vitro Sociedad Anonima......................................      4.11%
15.  YPF Sociedad Anonima........................................      6.73%

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  YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED
IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENT.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
           PROSPECTUS SUPPLEMENT
Summary Information -- Q&A............   S-2
Incorporation of Certain Documents by
  Reference...........................   S-6
Risk Factors Relating to the Notes....   S-7
Description of the Notes..............  S-15
The Latin 15(TM) Index................  S-21
Certain United States Federal Income
  Tax Considerations..................  S-25
Underwriting..........................  S-29
ERISA Matters.........................  S-30
Legal Matters.........................  S-30
Index of Terms........................   A-1
List of Securities Comprising the
  Latin 15(TM) Index..................   B-1

                 PROSPECTUS
Prospectus Summary....................     2
The Company...........................     6
Ratio of Earnings to Fixed Charges....     6
The Offered Securities................     6
Description of Debt Securities........     7
Description of Index Warrants.........    15
Limitations on Issuance of Bearer
  Securities and Bearer Warrants......    19
European Monetary Union...............    20
Use of Proceeds and Hedging...........    21
Plan of Distribution..................    21
ERISA Matters.........................    23
Experts...............................    24
Legal Matters.........................    24
Available Information.................    25
Incorporation of Certain Documents by
  Reference...........................    25

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                                             UNITS

                                 SALOMON SMITH
                              BARNEY HOLDINGS INC.

                             WORLD INDEX ALLOCATION
                                  SERIES 1998

                    PRINCIPAL-PROTECTED EQUITY LINKED NOTES
                                 BASED UPON THE
                               LATIN 15(TM) INDEX
                                 DUE    , 2005
                        ($10 PRINCIPAL AMOUNT PER UNIT)
                                  ------------
                             PROSPECTUS SUPPLEMENT
                                       , 1998
                             (INCLUDING PROSPECTUS
                            DATED DECEMBER 1, 1997)

                                  ------------
                              SALOMON SMITH BARNEY
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